News Release

Alexco Announces One Year Extension of
Silver Stream Amendment Buy-Down Date

November 3, 2014 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports that it and Silver Wheaton Corp. have agreed to extend the buy-down date for the pending amendment to their existing silver streaming agreement. As previously announced, the amendment becomes effective when Alexco makes a US$20 million payment to Silver Wheaton, and the outside date for that payment has now been extended by one year to December 31, 2015. In addition, the date for satisfaction of the 400 tonne per day mine(s) and mill completion test has also been extended by one year, to December 31, 2016.

Alexco’s President and Chief Executive Officer Clynt Nauman said, “The extension of the buy-down date gives Alexco considerable flexibility while we plan for future operations at Keno Hill, and importantly, enables implementation of the revised Silver Wheaton agreement to remain an option through challenging market conditions. In the meantime, we are acutely aware of our undervalued share price and do not want to dilute shareholders in the current market; to the contrary, I have continued to add to my Alexco holdings in recent weeks.”

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the amendment to the Silver Purchase Agreement, its impact on Alexco and the Keno Hill Silver District and the parties’ rights, obligations and conditions thereunder, including Alexco’s condition to pay Silver Wheaton $20 million and obtain regulatory approvals for any financing related thereto, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the anticipated timing of making a production decision in the Eastern Keno Hill Silver District including recommencement of production at the Bellekeno mining operation, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the parties’ performance under the amendment to the Silver Purchase Agreement, including Alexco’s ability to raise additional capital to make the $20 million payment to Silver Wheaton to meet its condition thereunder; success and timing of regulatory approvals; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital to make the $20 million payment to Silver Wheaton under the amendment, that regulatory approval will be obtained in a timely fashion, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.